UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Board Authorizes Share Repurchase Plan (Repurchases of Shares Pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on January 21, 2016, in Kyoto, Japan

Nidec Board Authorizes Share Repurchase Plan

(Repurchases of Shares Pursuant to Article 459, Paragraph 1, Item 1 of

the Company Law of Japan)

Nidec Corporation (NYSE: NJ) (the “Company”) announces today that its Board of Directors has authorized a new share repurchase plan at a meeting held on January 21, 2016, whereby the Company may repurchase up to three million shares in accordance with the Article of Incorporation pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Reason for Share Repurchase

This authorization is intended to enable agile capital management highly responsive to the changing business environment.

Details of Authorized Share Repurchase Plan

1. Class of shares: Common stock

2. Total number of shares that may be repurchased: Up to 3,000,000 shares

(1.01% of total number of shares issued, excluding treasury stock)

3. Total repurchase amount: Up to 24 billion yen

4. Period of repurchase: From January 27, 2016 through January 26, 2017

Reference

Total number of shares issued and outstanding shares held in treasury as of January 21, 2016:

• Total number of shares issued (excluding shares held in treasury):  297,501,271 shares

• Shares held in treasury:  640,963 shares

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the Company’s current intent, plans, expectations and estimates. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, available funds, future alternative uses for cash, future competing investment opportunities, and general economic, business and market conditions. The Company assumes no obligation to, and does not currently intend to, update these forward-looking statements, except as required by law.

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